EXHIBIT (a)(5)(H)

GENERAL WILLIAM LYON ANNOUNCES COMPLETION OF TENDER OFFER

FOR WILLIAM LYON HOMES SHARES

Plans to Complete Short-Form Merger

Following Receipt of Tendered Shares

Newport Beach, Calif. — May 18, 2006 — General William Lyon today announced the expiration of the subsequent offering period and the completion of his tender offer to purchase all of the outstanding shares of the common stock of William Lyon Homes (NYSE: WLS) not already owned by him for $109.00 net per share in cash. General Lyon has accepted for payment all shares validly tendered in the offer, including 65,555 additional shares that were tendered during the subsequent offering period. Stockholders whose shares were validly tendered prior to the expiration of the subsequent offering period will promptly receive the offer price of $109.00 net per share in cash.

Computershare Trust Company of New York, the depositary for the offer, has advised General Lyon that an aggregate of 1,711,125 shares were tendered in the offer, including 310,652 shares that remain subject to guaranteed delivery procedures. The shares tendered in the offer, together with the shares already owned by General Lyon, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust, represent over 90% of the outstanding shares of William Lyon Homes, which would be sufficient to enable General Lyon to effect a short-form merger with the Company under Delaware law. General Lyon intends to complete the short-form merger as soon as practicable following receipt by the depositary of the remaining shares tendered through guaranteed delivery procedures. Stockholders and eligible guarantor institutions which have not yet fulfilled their commitment to deliver shares should promptly comply with their guaranteed delivery obligations. Questions can be directed to Georgeson Shareholder Communications Inc., the information agent for the tender offer, at (800) 868-1362.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of William Lyon Homes common stock.